

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

Via E-mail
Jonathan New
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

Re: Net Element, Inc.
Registration Statement on Form S-3
Filed October 16, 2014
File No. 333-199432

Dear Mr. New

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please tell us what consideration you gave to expanding your cover page to succinctly disclose the number of shares currently being offered under your currently-effective, resale registration statements.

Selling Securityholders, page 10

2.   Please tell us the basis upon which you exclude the identities of selling shareholders and related information. Refer to Rule 430B(b) of the Securities Act of 1933.

Information Incorporated by Reference, page 13

3.   Please revise to specifically incorporate the Schedule 14A filed October 21, 2014.

Exhibit 5.1

4.   The text of paragraph 1, it is unclear as to whether shares to be resold by the selling
        security holders are outstanding. If those shares were outstanding, please submit a
        revised opinion that separately opines on the shares to be sold by selling shareholders, in
        accordance with the guidance in section II.B.2.h. of Staff Legal Bulletin No. 19 (October
        14, 2011). If the shares offered by the selling shareholders were not outstanding at the
        time of filing, revise your prospectus to describe any pre-existing arrangement to issue
        these shares and provide us with an offering completion analysis with respect to the
        issuance of the shares by the company to the selling security holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Serge Pavluk, Esq.
        Snell & Wilmer L.L.P.